EXHIBIT 21

Subsidiaries of United Security Bancshares, Inc.

Name of Subsidiary	State of Organization

First United Security Bank	Alabama

Acceptance Loan Company, Inc.
(subsidiary of First United Security Bank)	Alabama

FUSB Reinsurance, Inc.
(subsidiary of First United Security Bank)	Arizona